SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month June, 2006

Commission File Number 001-15118

VIDESH SANCHAR NIGAM LIMITED

(Translation of registrant’s name into English)

Videsh Sanchar Bhavan, Mahatma Gandhi Road, Mumbai 400 001, India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82 -                     .

Registrant hereby incorporates in the report on Form 6-K the following Exhibits:

Exhibit Number	Description of Exhibit

1.	Information regarding audited financial results as per Indian GAAP for the year ended March 31, 2006, unaudited financial results for the three months ended March 31, 2006 and recommendation of dividend.

2.	Audited consolidated financial results as per Indian GAAP for the year ended March 31, 2006.

3.	Press release regarding the audited financial results for the year ended March 31, 2006.

Forward-Looking Statements

All words and statements other than statements of historical fact included in this Form 6-K (including the attached exhibits), including, without limitation, “expect”, “believe”, “plan”, “intend”, “estimate”, “anticipate”, “may”, “will”, “would” and “could” or similar words and statements concerning the registrant and its prospects, and other statements relating to the registrant’s expected financial position, business strategy, the future development of the registrant’s operations and the general economy in India, are forward-looking statements. Such statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements of the registrant, or industry results, to differ materially from those expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding the registrant’s present and future business strategies and the environment in which the registrant will operate in the future. The important factors that could cause actual results, performance or achievements to differ materially from such forward-looking statements include, among others, changes in government policies or regulations of India and, in particular, changes relating to the administration of the registrant’s industry, and changes in general economic, business and credit conditions in India. Additional factors that could cause actual results, performance or achievements to differ materially from such forward-looking statements, many of which are not in the registrant’s control, include, but are not limited to, those risk factors discussed in the registrant’s various filings with the Securities and Exchange Commission, including its annual report on Form 20-F filed on October 17, 2005. These forward-looking statements speak only as of the date of this Form 6-K. The registrant expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statement contained herein to reflect any change in the registrant’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIDESH SANCHAR NIGAM LIMITED

	By:	/s/ Rajiv Dhar
	Name:	Rajiv Dhar
June 26, 2006	Title:	Chief Financial Officer

Exhibit - 1

Rishabh Aditya

Deputy Company Secretary

HQ/CS/CL.24B/12063

26 June 2006

Sir,

Sub:	Information regarding Audited Financial Results for the Financial Year ended 31 March 2006, Un-audited Financial Results for the three months ended 31 March 2006 and Recommendation of Dividend.

Pursuant to clause 41 of the listing agreement with Indian Stock Exchanges, please find sent herewith the Audited Financial Results for the Financial Year ended 31 March 2006 and Un-audited Financial Results for the three months ended 31 March 2006, according to Indian GAAP, which have been considered by the Board of Directors at their 160th meeting held on 26 June 2006.

2. The Board of Directors has recommended a dividend of Rs.4.50 per share for the Financial Year 2005-06.

Yours faithfully,
For Videsh Sanchar Nigam Limited

Rishabh Nath Aditya
Deputy Company Secretary

To:

1)	Security Code 23624, The Stock Exchange, Mumbai. Fax No.(22) 22722061, 22721072

2)	Security Code 5251, The Asst. Manager (Listing), National Stock Exchange of India Limited. Fax Nos.: (22) 26598237/38.

3)	National Securities Depository Ltd. Fax Nos. : 2497 29 93.

4)	The Bank of New York. Fax No.2204 49 42.

5)	Sharepro Services. Fax No. 2837 5646

6)	Marc H. Iyeki, Director, New York Stock Exchange, Fax No: (212) 656-5071 /72 / Madhu Kannan, Managing Director, New York Stock Exchange, Fax No: (212) 265-2016

7)	Mr. Hitendra Patil, Vice President (Operations), Central Depository Services (India) Limited. Fax : 2267 3199.

8)	Mr. Harish Abhichandani, for SEC information requirements, Fax 1934.

VIDESH SANCHAR NIGAM LIMITED

REGD. OFFICE: VIDESH SANCHAR BHAVAN, M.G. ROAD, MUMBAI-400001.

A. AUDITED FINANCIAL RESULTS FOR THE YEAR

ENDED MARCH 31, 2006

(Rs. in millions)

		For the quarter ended March 31,		For the year ended March 31,
	Particulars	2006	2005	2006	2005
		(unaudited)	(unaudited)	(audited)	(audited)
1	Net Sales/ Income from operations	9,595	8,786	37,810	33,030
2	Other Income	698	324	1,724	1,075
3	Interest on Income Tax Refunds	—	—	564	—
4	Total Income	10,293	9,110	40,098	34,105
5	Total Expenditure	7,267	6,766	29,052	25,339
	a. Network Costs	5,004	5,063	20,959	20,031
	b. Operating and Other Expenses	1,684	1,343	6,002	3,895
	c. Salaries and Related Costs	579	360	2,091	1,413
6	Interest Expense	16	1	18	1
7	Depreciation	1,023	741	3,594	2,439
8	Prior Period Adjustments	11	—	(109)	—
9	Profit before taxes and exceptional items (1+2+3)-(5+6+7+8)	1,976	1,602	7,543	6,326
10	Exceptional Items:
	a. Profit from sale of long-term investment, net of licence fee	—	4,109	—	4,687
	b. Provision for recoverable pension obligation	(64)	(473)	(64)	(473)
	c. Assets written off	(612)	—	(612)	—
11	Profit Before Tax (9+10)	1,300	5,238	6,867	10,540
12	Provision for Taxation	185	1,246	2,071	2,976
	Current Tax	429	892	2,275	2,050
	Deferred Tax	(254)	354	(246)	926
	Fringe Benefit Tax	10	—	42	—
13	Net Profit (11-12)	1,115	3,992	4,796	7,564
14	Paid up Equity Share Capital (Face value of Rs.10 per share)	2,850	2,850	2,850	2,850
15	Reserves excluding revaluation reserve			55,704	52,370
16	Basic and diluted earnings per share before exceptional items (Rs.)	5.48	3.61	18.40	14.34
17	Basic and diluted earnings per share including exceptional items (Rs.)	3.91	14.01	16.83	26.54
18	Aggregate of non-promoter shareholding
	a. Number of shares	81,877,924	77,752,618	81,877,924	77,752,618
	b. Percentage of shareholding	28.73	27.28	28.73	27.28

B. SEGMENT INFORMATION:

Business Segments:

(Rs. In Millions)

Particulars	For the quarter ended 31 March, 2006 (unaudited)				For the quarter ended 31 March, 2005 (unaudited)
	Wholesale Voice	Enterprise & Carrier Data	Others	Total	Wholesale Voice	Enterprise & Carrier Data	Others	Total
Revenues	5,409	3,108	1,078	9,595	4,863	3,076	847	8,786
Segment Result	1,738	2,437	220	4,395	995	2,536	(9)	3,522
Unallocated expenses (net)				(2,419)				(1,920)
Profit before tax and exceptional items				1,976				1,602
Exceptional items				(676)				3,636
Profit before tax				1,300				5,238
Income tax				(185)				(1,246)
Profit after tax				1,115				3,992

							(Rs. in millions)

Particulars	For the year ended 31 March, 2006 (audited)				For the year ended 31 March, 2005 (audited)
	Wholesale Voice	Enterprise & Carrier Data	Others	Total	Wholesale Voice	Enterprise & Carrier Data	Others	Total
Revenues	21,626	12,617	3,567	37,810	18,765	11,170	3,095	33,030
Segment Results	4,600	10,259	861	15,720	3,096	8,739	639	12,474
Unallocated expenses (net)				(8,177)				(6,148)
Profit before tax and exceptional items				7,543				6,326
Exceptional items				(676)				4,214
Profit before tax				6,867				10,540
Income tax				(2,071)				(2,976)
Profit after tax				4,796				7,564

Notes:

In fiscal 2006, as a result of changes in the form and content of segment information provided to and used by the management to allocate resources and assess performance, and change in the organizational structure, the Company has reviewed and revised its reportable segments. The reportable segments in fiscal 2006 are Wholesale Voice, Enterprise & Carrier Data and Others. The composition of the reportable segments is as follows:

Wholesale Voice: includes International and National Voice services.

Enterprise & Carrier Data: includes corporate data transmission services like IPLC, Frame Relay, ILL and NPLC.

Others: includes Internet, GPSS, Telex, Telegraph, TV up-linking, Transponder lease and other services.

(i)	Revenues and expenses, which are directly identifiable to segments, are attributed to the relevant segment. Expenses on rent of satellite channels and landlines, and royalty and licence fee are allocated on the basis of usage. Segment result is segment revenues less segment expenses. Certain costs, including depreciation which are not allocable to segments have been classified as “unallocable expense”.

(ii)	Telecommunication services are provided utilizing the Company’s assets which do not generally make a distinction between the types of services. As a result, fixed assets are used interchangeably between segments. In the absence of a meaningful basis to allocate assets and liabilities between segments, no allocation has been made.

(iii)	Figures for the previous period have been regrouped where necessary.

Exhibit - 2

C. CONSOLIDATED FINANCIAL RESULTS FOR

THE YEAR ENDED MARCH 31, 2006

(Rs. in millions)

	Particulars	For the year ended March 31, 2006	For the year ended March 31, 2005
		(audited)	(audited)
1	Net Sales/ Income from operations	45,624	33,083
2	Other Income	1,806	1,051
3	Interest on Income Tax Refunds	564	—
4	Total Income	47,994	34,134
5	Total Expenditure	39,395	25,743
	a. Network Costs	25,807	20,083
	b. Operating and Other Expenses	9,792	4,060
	c. Salaries and Related Costs	3,796	1,600
6	Interest Expense	398	12
7	Depreciation	4,856	2,531
8	Prior Period Adjustments	(109)	—
9	Profit before tax and exceptional items (1+2+3)-(5+6+7+8)	3,454	5,848
10	Exceptional Items:
	a. Profit from sale of long term investment (net of licence fee)	—	4,687
	b. Provision for recoverable pension obligation	(64)	(473)
	c. Assets written off	(612)	—
11	Profit Before Tax (9+10)	2,778	10,062
12	Provision for Taxation	2,080	2,976
	Current Tax	2,283	2,050
	Deferred Tax	(246)	926
	Fringe Benefit Tax	43	—
13	Net Profit (11-12)	698	7,086
14	Paid up Equity Share Capital (Face value of Rs.10 per share)	2,850	2,850
15	Basic and diluted earning per share excluding exceptional items (Rs.)	4.02	12.66
16	Basic and diluted earning per share including exceptional items (Rs.)	2.45	24.86

Notes:

1.	The consolidated financial results have been prepared in accordance with generally accepted accounting principles and comply with the Accounting Standard – 21 on Consolidated Financial Statements and Accounting Standard – 27 on Financial Reporting of Interests in Joint Ventures, issued by the Institute of Chartered Accountants of India.

2.	The consolidated financial results include the operations of:

a.	VSNL Singapore Pte Limited in which are incorporated the operations of the Tyco Global Network (with effect from July 01, 2005) and Teleglobe International Holding Limited (with effect from February 14, 2006)

b.	VSNL Broadband Limited [formerly Tata Power Broadband Limited] (with effect from November 01, 2005)

3.	Figures for the previous period are not comparable due to the acquisitions made during the year.

Notes:

1.	The above results were taken on record by the Board of Directors of the Company at their meeting held on June 26, 2006.

2.	The Board has recommended a dividend of Rs. 4.5 per share (45%) on the issued and paid up equity share capital.

3.	The financial results for the year ended March 31, 2006 has been audited by the statutory auditors of the Company.

4.	On February 13, 2006, the Company has completed the acquisition of Teleglobe International Holding Ltd. through its wholly owned subsidiary VSNL Singapore Pte Limited.

5.	On March 1, 2006, the Company purchased the Internet business and assets of Seven Star Dot Com Pvt Ltd under a slump sale agreement, for a purchase consideration of Rs. 179 million.

6.	On May 8, 2006, the Company signed a Share Purchase Agreement (SPA) to acquire Direct Internet Limited (DIL) and its wholly-owned subsidiary, Primus Telecommunications India Limited (PTIL) for a total purchase consideration of Rs. 942 million. The acquisition was completed on June 23, 2006.

7.	During the quarter a sum of Rs. 612 million has been charged to profit and loss account towards write down of certain network assets.

8.	Figures for the previous period have been regrouped where necessary.

9.	Investor Complaint status:

Outstanding as on January 1, 2006	Total received during the quarter ended March 31, 2006	Total resolved during the quarter ended March 31, 2006	Outstanding as on March 31, 2006
Nil	4	4	Nil

For Videsh Sanchar Nigam Limited

N. SRINATH EXECUTIVE DIRECTOR

Place: Mumbai

Date: June 26, 2006

Exhibit - 3

VSNL operating revenues and profits improve.

Global telecommunications major VSNL today reported its consolidated audited annual results under Indian GAAP for fiscal 2006

On a stand alone basis VSNL’s operating revenue and profits before exceptional items are up by 14% and 27% respectively.

This is also the first year during which VSNL has consolidated the results of its acquisitions of the TGN network and Canadian voice carrier Teleglobe. On a consolidated basis revenues are up by 41% and EBITDA has shown a growth of 2.5%. The consolidated results reflect the impact of the acquisitions of TGN for nine months from July 1, 2005 and Teleglobe for about 45 days from Feb 14, 2006.

Domestically volumes in the voice, data and the bandwidth businesses continued to grow though price pressures remain.

The Board of Directors in their meeting today have recommended a dividend of 45%.

“It has been a historic year for VSNL as we completed two global acquisitions (Teleglobe and TGN) during the year. Our emphasis is now to focus on enhancing our global offerings and delivery to emerge as one of the world’s leading providers of telecommunications services to carriers and enterprises globally,” VSNL Executive Director, Mr. N Srinath said.

“The acquisition of TGN and Teleglobe are part of our long term strategy to diversify VSNL’s business model and create global capabilities. We have made these acquisitions at attractive valuations; our objective now is to make them profitable.” Mr N Srinath explained.

About VSNL

Videsh Sanchar Nigam Limited (VSNL), a part of the Tata Group, is a leading international telecommunications company. VSNL has, with the acquisition of Teleglobe, become one of the world’s largest carriers of international voice complementing its emergence as the largest provider of submarine cable bandwidth. VSNL has a global presence including operations in USA, Canada, UK, South Africa, Singapore, Sri Lanka and India making it the first Indian truly global telecommunications company. Its range of service offerings include wholesale voice, private leased circuits, IP MPLS VPN, Internet access, hosting, mobile signaling and several other IP services. The company is now poised to offer managed data services and deliver end-to-end telecommunications solutions to carriers and enterprises globally. VSNL, a pioneer in offering Internet services to individual customers now offers a full slew of retail products in India like high-speed broadband, dial-up Internet, Wi-FI, net telephony and calling cards under the Tata Indicom brand name, and continues to be one of the leading retail Internet players in India.

VSNL is listed on the major stock exchanges in India and also has its ADRs listed on the New York Stock Exchange.

Forward-looking and cautionary statements

Certain words and statements in this release concerning VSNL and its prospects, and other statements relating to VSNL’s expected financial position, business strategy, the future development of VSNL’s operations and the general economy in India, are forward-looking statements. Such statements involve known and unknown risks, uncertainties and other factors, which may cause actual results, performance or achievements of VSNL, or industry results, to differ materially from those expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding VSNL’s present and future business strategies and the environment in which VSNL will operate in the future. The important factors that could cause actual results, performance or achievements to differ materially from such forward-looking statements include, among others, changes in government policies or regulations of India and, in particular, changes relating to the administration of VSNL’s industry, and changes in general economic, business and credit conditions in India. Additional factors that could cause actual results, performance or achievements to differ materially from such forward-looking statements, many of which are not in VSNL’s control, include, but are not limited to, those risk factors discussed in VSNL’s various filings with the United States Securities and Exchange Commission. These filings are available at www.sec.gov.

For more information, please contact:

Mr. S. Ravindran D.G.M. – Corporate Communications Videsh Sanchar Nigam Limited Mumbai Ph. No.: 022-56591216 / 9223306610 Email: ravindran.s@vsnl.co.in	Rashmi Naik Vaishnavi Corporate Communications Mumbai Ph. No.: 66568708 / 9223302179 Email: Rashmi@vccpl.com